SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 30 April, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on 30 April, 2014.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 30 April 2014

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, JAPAN OR AUSTRALIA

ING Group secures EUR 1.275 billion investment in NN Group ahead of IPO

•	ING to issue EUR 1.125 billion subordinated notes to RRJ Capital, Temasek and SeaTown

•	Notes are mandatorily exchangeable into NN Group shares in three tranches through 2016

•	ING to also sell shares in NN Group to each investor at intended IPO totaling EUR 150 million

ING Group has secured important investments into NN Group totalling EUR 1.275 billion ahead of NN Group’s intended Initial Public Offering (IPO). In this context, ING Group has agreed to sell NN Group shares at the IPO to RRJ Capital, Temasek and SeaTown Holdings International (SeaTown), three Asia-based investment firms, and also to issue to these three investors subordinated notes that ING Group will over time exchange into NN Group shares.

“We are delighted with the commitment of RRJ Capital, Temasek and SeaTown to make these substantial investments into NN Group ahead of the intended IPO,” said Ralph Hamers, CEO of ING Group. “This is a strong sign of the belief of each of these institutional investors in the attractiveness of NN Group as an investment proposition and of their confidence in the prospects of NN Group as an independent company.”

As previously announced, ING Group is preparing NN Group, which comprises ING Group’s European and Japanese insurance and investment management operations, for a base case IPO. Preparations are on track for a transaction in 2014, depending on market circumstances. Further announcements on the base case IPO of NN Group, including the capital structure, will be made as and when appropriate.

Under the agreed terms, ING Group will receive cash amounts of EUR 750 million from RRJ Capital, EUR 425 million from Temasek and EUR 100 million from SeaTown in exchange for (1) the allocation of NN Group shares from ING Group at the intended IPO of NN Group (the “anchor investment”) and (2) subordinated ING Group notes, mandatorily exchangeable into NN Group shares over time. The combined proceeds represent an aggregate amount of EUR 1.275 billion of direct and indirect investments into NN Group shares.

The anchor investment in NN Group shares at the time of the intended IPO will total EUR 150 million, of which EUR 88 million by RRJ Capital, EUR 50 million by Temasek and EUR 12 million by SeaTown. There will be no lock-up on these NN Group shares which will be acquired at the IPO transaction price. In May 2014, ING Group will issue to each of the investors in this transaction mandatory exchangeable subordinated notes for a total amount of EUR 1.125 billion. These notes will accrue a 4% coupon, and will be mandatorily exchangeable into NN Group shares in three tranches according to following schedule:

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, JAPAN OR AUSTRALIA

	RRJ Capital (EUR million)	Temasek (EUR million)	SeaTown (EUR million)	Features
				• Exchange at closing of IPO;
1st tranche	264.7	150.0	35.3	• Exchange price at a discount of 1.5% to the IPO price;
(EUR 450 million)				• Lock-up until the later of 6 months after settlement of IPO or 9 months from the date of issue of the notes
				• Exchange at any time in 2015 at the discretion of ING Group;
2nd tranche (EUR 337.5 million)	198.5	112.5	26.5	• Exchange price is the lower of (i) a 3% discount to the NN Group closing share price or (ii) the 5 day Volume Weighted Average Price (VWAP);
				• Lock-up of 3 months
3rd tranche	198.5	112.5	26.5	• Exchange at any time in 2015 or 2016, after the exchange of the 2nd tranche and at the discretion of ING Group;
(EUR 337.5 million)				• Exchange price is the lower of (i) a 3% discount to the NN Group closing share price or (ii) the 5 day VWAP;
				• No lock-up
Total (EUR 1,125 million)	661.7	375.0	88.3

ING Group has also agreed certain orderly market arrangements which will be appropriately disclosed in the IPO prospectus as and when that document is published. None of RRJ Capital, Temasek and SeaTown will have any special governance rights in NN Group as a result of these transactions.

The transactions are subject to the base case IPO of NN Group taking place in 2014. If the IPO does not take place in 2014, the transactions with these three investors will be unwound, and the subordinated notes will be redeemed.

RRJ Capital is an Asia-based investment management company. It currently manages two private equity funds with a combined size of USD 5.9 billion. RRJ Capital strategically focuses on the following sectors: Financial Institutions, Consumer, Energy, Food and Industrials.

Incorporated in 1974, Temasek is an investment company based in Singapore. Supported by 11 offices globally, Temasek owns a S$ 215 billion (USD 173 billion) portfolio as at 31 March 2013, with more than 70% of its underlying assets in Asia (including Singapore).

SeaTown, based in Singapore, is a wholly-owned subsidiary of Temasek and was established in 2009 as an investment manager focused on absolute returns. SeaTown seeks to achieve consistent, superior risk-adjusted investment returns with its core strategy in value investing across the capital structure in companies globally.

NOTE FOR EDITORS

Photos of ING operations, buildings and its executives are available for download at www.flickr.com/photos/inggroup. Footage (B-roll) of ING are available via www.videobankonline.com, or can be requested by emailing info@videobankonline.com. For further information on NN Group, please visit www.nn.eu.

Press enquiries ING Group	Investor enquiries ING Group
Victorina de Boer	ING Group Investor Relations
+31 20 576 6373	+31 20 576 6396
Victorina.de.Boer@ing.com	Investor.Relations@ing.com

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, JAPAN OR AUSTRALIA

ING PROFILE

ING is a global financial institution of Dutch origin offering services through its operating companies ING Bank and NN Group. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 63,000 employees offer retail and commercial banking services to customers on in over 40 countries. ING’s subsidiary NN Group is a leading insurance and investment company active in 18 countries, predominantly in Europe and Japan, with more than 12,000 employees. NN Group is preparing to become an independent, stand-alone company, separate from ING.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA/ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US/ING.N). Sustainability forms an integral part of ING’s corporate strategy, which is evidenced by ING shares being included in the Dow Jones Sustainability Index (Europe and World), the FTS4Good index and the Euronext Vigeo Europe 120 index.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction. The securities of NN Group have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ N. Tambach
N. Tambach
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 30 April, 2014